UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Green Alchemy LLC

(Name of Issuer)

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15 1st St
South River, NJ, 08882
https://blazinbakery.com
(Physical Address & Website of Issuer)

New Jersey
(Jurisdiction of Incorporation/Organization)

Limited Liability Company
(Form of Organization)

January 7, 2019
(Date of Organization)

Not Applicable
(Name of Co-Issuer)

MicroVenture Marketplace Inc.
(Offering Intermediary)

0001478147	**152513**	**008-68458**
(Intermediary CIK Number)	(Intermediary CRD Number)	(Intermediary SEC File Number)

Amount of compensation to be paid to the intermediary for conducting the Offering, including the amount of referral and any other fees associated with the offering:

None.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

<h1 align="center">OFFERING INFORMATION</h1>

Crowd Notes	**25,000**	**October 18th, 2024**	**$25,000.00**
(Type of Security Offered)	(Target No. of Securities Offered)	(Deadline to Meet Target Amount)	(Target Offering Amount)

Yes	**Issuer's discretion**	**$1.00**	**$600,000.00**
(Oversubscriptions Accepted)	(Oversubscription Allocation)	(Price per Security)	(Maximum Offering Amount)

Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.

<h2 align="center">ANNUAL REPORT DISCLOSURE INFORMATION</h2>

Current Number of Employees   1

	Most Recent Fiscal Year-End December 31, 2023	**Previous Fiscal Year-End December 31, 2022**
Total Assets	$ 530	$ 4100
Cash & Cash Equivalents	$ 530	$ 4100
Accounts Receivable	$ 0	$ 0
Short-Term Debt	$ 0	$ 0
Long-Term Debt	$ 0	$ 0
Revenues/Sales	$ 0	$ 0
Cost of Goods Sold	$ 0	$ 0
Taxes Paid*	$ 0	$ 0
Net Gain (Loss)	$ (20,086)	$ (4,125)

*Taxes paid represents payroll taxes.

<h2 align="center">JURISDICTIONS IN WHICH THE ISSUER INTENDS TO OFFER THE SECURITIES</h2>

Alabama	Illinois	Nebraska	South Carolina
Alaska	Indiana	Nevada	South Dakota
Arizona	Iowa	New Hampshire	Tennessee
Arkansas	Kansas	New Jersey	Texas
California	Kentucky	New Mexico	Utah
Colorado	Louisiana	New York	Vermont
Connecticut	Maine	North Carolina	U.S. Virgin Islands
Delaware	Maryland	North Dakota	Virginia
District Of Columbia	Massachusetts	Ohio	Washington
Florida	Michigan	Oklahoma	West Virginia
Georgia	Minnesota	Oregon	Wisconsin
Guam	Mississippi	Pennsylvania	Wyoming
Hawaii	Missouri	Puerto Rico	American Samoa
Idaho	Montana	Rhode Island	Northern Mariana Islands

September 16th, 2024

Green Alchemy LLC



Regulation Crowdfunding Offering of Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Green Alchemy LLC, a New Jersey limited liability company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in the Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $600,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "The Securities". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary").

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "Commission") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials.

These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration.

The company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and pursuant to Regulation Crowdfunding must file a report with the Commission annually and post the

report on its website no later than 120 days after the end of the Company's fiscal year. In accordance with Rule 202(b) of Regulation Crowdfunding, this annual report must be filed and posted until one of the following occurs:

1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
2) The Company has filed at least one annual report pursuant to the ongoing reporting requirements of Regulation Crowdfunding and has fewer than 300 holders of record;
3) The Company has filed the annual reports pursuant to the ongoing reporting requirements of Regulation Crowdfunding for the three most recent years and has less than $10,000,000 of total assets;
4) The Company, or another party, repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The Company liquidates or dissolves its business in accordance with state law.

_____

The Company has certified that all of the following statements are TRUE:

1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Exchange Act;
3) The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940, or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act;
4) The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Section 503(a) of Regulation Crowdfunding;
5) The Company has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

_____

THIS FORM C DOES NOT CONSTITUTE AN OFFERING OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. SPECIFICALLY, THE SECURITIES MAY NOT BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF DURING THE ONE YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED, UNLESS SUCH SECURITIES ARE TRANSFERRED:

1) TO THE ISSUER;
2) TO AN ACCREDITED INVESTOR;
3) AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR
4) TO A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE.

INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES, AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS".

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY, OR ANY OTHER RELEVANT MATTERS AND ADDITIONAL REASONABLE INFORMATION. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY

REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THIS FORM C DOES NOT PURPORT TO CONTAIN ALL OF THE INFORMATION THAT MAY BE REQUIRED TO EVALUATE THE OFFERING, AND ANY RECIPIENT HEREOF SHOULD CONDUCT ITS OWN INDEPENDENT ANALYSIS. STATEMENTS CONTAINED HEREIN AS TO THE CONTENT OF ANY AGREEMENTS OR OTHER DOCUMENT ARE SUMMARIES AND, THEREFORE, ARE NECESSARILY SELECTIVE AND INCOMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY THE ACTUAL AGREEMENTS OR OTHER DOCUMENTS. THE STATEMENTS OF THE COMPANY CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED TO BE RELIABLE. NO WARRANTY CAN BE MADE AS TO THE ACCURACY OF SUCH INFORMATION OR THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE OF THIS FORM C. THE COMPANY DOES NOT EXPECT TO UPDATE OR OTHERWISE REVISE THIS FORM C OR OTHER MATERIALS SUPPLIED HEREWITH. THE DELIVERY OF THIS FORM C AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS FORM C.

THIS FORM C IS SUBMITTED IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND MAY NOT BE REPRODUCED OR USED FOR ANY OTHER PURPOSE.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR FEDERAL AND STATE TAX CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP, AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY REGARDING THE PURCHASE, TRANSFER, AND/OR RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

SILICON VALLEY BANK, A DIVISION OF FIRST CITIZENS BANK & TRUST COMPANY, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

COMPANY & OFFERING SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this Form C. This summary does not contain all of the information you should consider before investing in our Securities. You should read this entire Form C carefully, including the sections titled "Risk Factors" and "Discussion & Analysis of Financial Condition & Results of Operations" and our financial statements and the related notes, attached as Exhibit A, before making an investment decision. Our fiscal year ends December 31st.


Green Alchemy LLC
15 1st St.
South River, New Jersey 08882

Mailing Address:
15 1st St.
South River, New Jersey 08882


Introduction

Green Alchemy is a New Jersey-based cannabis manufacturing company, planning to be strategically located in South River, New Jersey. The company's mission is to deliver premium-grade cannabis products, including prerolls, vape cartridges, disposables, topicals, and edibles, designed to meet the evolving demands of recreational users. Founded in 2019, Green Alchemy is led by Tara "Misu" Sargente, a cannabis entrepreneur with extensive experience in cannabis marketing, product packaging, and regulatory compliance. Tara was born and raised in South River and her family has owned and operated multiple businesses in the town. Her intimate knowledge of the local landscape and community dynamics brings a unique and authentic perspective, fostering a sense of belonging and commitment that drives Green Alchemy's operations. Tara possesses a concrete understanding of the New Jersey cannabis landscape, anchored by her contributions to shaping cannabis legislation, including New Jersey's 2019 Medical Marijuana Bill and the CREAMM Act. She also sits on the board of her state's largest cannabis trade organization, the New Jersey Cannabusiness Association (NJCBA). Tara believes her invaluable hometown connections will allow Green Alchemy to engage meaningfully with the community, tap into local talent, and build lasting relationships beyond business.

Green Alchemy is in the process of leasing a cannabis manufacturing facility in South River, New Jersey. The facility is expected to be completed in early 2025 and anticipates neighboring cannabis manufacturers and cultivators. Green Alchemy is conditionally approved for an annual Class 2 cannabis manufacturer license. It will only receive the official license after passing a final inspection of its facility by the New Jersey Cannabis Regulatory Commission, expected in early 2025 after the completion of its facility.

History

Green Alchemy was founded in January 2019 to establish a cannabis manufacturing facility in New Jersey. Following the legalization of adult-use cannabis in the state in February 2021, the company submitted its conditional application for a Class 2 cannabis manufacturer license in December 2021. This license allows the holder to legally process, manufacture, and package cannabis items in New Jersey, but it does not permit direct sales to consumers. Instead, it authorizes the sale and optional transportation of cannabis products to manufacturers, wholesalers, and retailers within the industry. This *conditional* application was approved in April 2022, allowing Green Alchemy to move forward with its plans to set up a cannabis manufacturing facility. In December 2022, the company identified a compliant property in South River, NJ, to house its manufacturing facility. By May 2023, Green Alchemy had obtained municipal support and final zoning approval from the New Jersey Cannabis Regulatory Commission. With the zoning approval, the company was able to apply to convert its conditional license to an annual license. The conversion to an annual license was granted in February 2024, allowing the company to fully establish its operations. However, this Class 2 manufacturing license approval is contingent upon Green Alchemy completing the necessary construction or preparation of its facility, requesting a final onsite assessment, and passing that inspection. Only after the New Jersey Cannabis Regulatory Commission confirms that the company complies with all regulations will the official annual license be issued, allowing Green Alchemy to engage in cannabis activities.

_____

The Offering

Green Alchemy is offering investment in Crowd Notes. The Crowd Note is not a debt instrument; it is a security in which an investor makes a cash investment in our company that can convert to equity at a later date and only in connection with a specific event. The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

$500.00	**$25,000**	**$600,000.00**	**October 18th, 2024**
(Minimum Investment)	(Target Offering Amount)	(Maximum Offering Amount)	(Offering Deadline)
$1.00	**$25,000**	**$600,000.00**	**None**
(Price per Security)	(Principal of Crowd Notes Outstanding if Target Offering Amount Reached)	(Principal of Crowd Notes Outstanding if Maximum Offering Amount Reached)	(Voting Rights)

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RISK FACTORS

IN ADDITION TO THE RISKS DETAILED BELOW, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY COMPANY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER THINGS, THE RISK FACTORS DISCUSSED BELOW.

Risks Related to Our Business & Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
Green Alchemy is in the early stages of establishing its operations, with its facility set to be completed in early 2025. As a new entrant in the cannabis manufacturing industry, the company has a limited operating history, making it difficult to fully assess long-term performance. While Green Alchemy is led by an experienced industry figure, its prospects must be considered in light of the inherent risks faced by any new business, including regulatory hurdles, market competition, and operational challenges.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.
We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

There can be no assurance that the company will achieve profitability.
There can be no assurance that the Company will achieve profitability. The Company may depend upon funds raised from the sale of its units and additional financings to finance its operations. The Company believes these amounts will be sufficient to finance its operations. However, no assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Tara Sargente. The Company has or intends to enter into an employment agreement with these individuals although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Tara Sargente could harm the Company's business, financial condition, cash flow and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Introduction of new technology could harm our business and results of operations.
The expectations and needs of technology consumers are constantly evolving. Our future success depends on a variety of factors, including our continued ability to innovate, introduce new products and services efficiently, enhance and integrate our products and services in a timely and cost-effective manner, extend our core technology into new applications, and anticipate emerging standards, business models, software delivery methods and other technological developments. Integration of our products and services with one another and other companies' offerings creates an increasingly complex ecosystem that is partly reliant on third parties. If any disruptive technology, or competing products, services or operating systems that are not compatible with our solutions, achieve widespread acceptance, our operating results could suffer, and our business could be harmed.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Tara Sargente in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Tara Sargente dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We may become subject to professional liability claims, which could cause us to incur significant expenses and may require us to pay significant damages if not covered by insurance.
Our business entails the risk of professional liability claims against both our providers and us. Although we carry insurance covering professional liability claims in amounts that we believe are appropriate in light of the risks attendant to our business, successful professional liability claims could result in substantial damage awards that exceed the limits of our insurance coverage. In addition, professional liability insurance is expensive, and insurance premiums may increase significantly in the future, particularly as we expand our services. As a result, adequate professional liability insurance may not be available to our providers or to us in the future at acceptable costs or at all.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us, and divert the attention of our management and our providers from our operations, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, any claims may adversely affect our reputation.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We must comply with various laws and regulations. We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to

or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Our ability to sell our services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services could have an adverse effect on our sales and results of operations.
Once our services are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these services, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional services to existing customers could be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

The market is competitive, and our success is reliant upon our ability to keep up with rapid technological advances.
We operate in a highly competitive and rapidly changing marketplace with a variety of organizations that offer services competitive with those we offer. The markets for the Company's products and services are highly competitive, and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers, and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support, and corporate reputation.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can

or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products

and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing 14 regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding cannabis would likely result in our inability and the inability of our customers to execute our respective business plans.
Cannabis is a Schedule I controlled substance under the Controlled Substances Act of 1970 (the "CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment, substantial fines and forfeiture. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in *United States v. Oakland Cannabis Buyers' Coop.* and *Gonzales v. Raich* that it is the federal government that has the right to regulate and criminalize the sale, possession and use of cannabis, even for medical purposes. We would likely be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis.

In January 2018, the Department of Justice (the "DOJ") rescinded certain memoranda, including the so-called "Cole Memo" issued on August 29, 2013 under the Obama Administration, which had characterized enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. The impact of the DOJ's rescission of the Cole Memo and related memoranda is unclear, but may result in the DOJ increasing its enforcement actions against the state-regulated cannabis industry generally.

Congress previously enacted an omnibus spending bill that includes a provision prohibiting the DOJ (which includes the Drug Enforcement Agency (the "DEA")) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision, however, expires on December 7, 2018, and must be renewed by Congress. In *USA vs. McIntosh*, the U.S. Court of Appeals for the Ninth Circuit held that this provision prohibits the DOJ from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the DOJ may prosecute those individuals.

Additionally, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. The penalties for violation of these laws include imprisonment, substantial fines and forfeiture. Prior to the DOJ's rescission of the "Cole Memo", supplemental guidance from the DOJ issued under the Obama administration directed federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. With the rescission of the "Cole Memo," there is increased uncertainty and added risk that federal law enforcement authorities could seek to pursue money laundering charges against entities or individuals engaged in supporting the cannabis industry.

Litigation by States Affected by Marijuana Legalization
Due to variations in state law among states sharing borders, certain states which have not approved any legal sale of marijuana may seek to overturn laws legalizing cannabis use in neighboring states. For example, in December 2014, the attorneys general of Nebraska and Oklahoma filed a complaint with the U.S. Supreme Court against the state of Colorado arguing that the Supremacy Clause (Article VI of the Constitution) prohibits Colorado from passing laws that conflict with federal anti-drug laws and that Colorado's laws are increasing marijuana trafficking in neighboring states that maintain marijuana bans, thereby putting pressure on such neighboring states' criminal justice systems. In March 2016 the Supreme Court, voting 6-2, declined to hear this case, but there is no assurance that it will do so in the future. Additionally, nothing prevents these or other attorneys general from using the same or similar cause of action for a lawsuit in a lower federal or other court.

Previously, the Supreme Court has held that drug prohibition is a valid exercise of federal authority under the commerce clause; however, it has also held that an individual state itself is not required to adopt or enforce federal laws with which it disagrees. If the Supreme Court rules that a legal cannabis state's legislation is unconstitutional, that could result in legal action against other states with laws legalizing medical and/or recreational cannabis use. Successful prosecution of such legal actions by non-marijuana states could have significant negative effects on our business.

We and our customers may have difficulty accessing the service of banks, which may make it difficult to sell our products and services.

Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the U.S. Bank Secrecy Act. Guidance issued by the Financial Crimes Enforcement Network, or FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the DOJ directs federal prosecutors to consider the federal enforcement priorities enumerated in the Cole Memo when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the cannabis industry continue to encounter difficulty establishing banking relationships. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

We are subject to certain federal regulations relating to cash reporting.

The Bank Secrecy Act, enforced by FinCEN, requires us to report currency transactions in excess of $10,000, including identification of the customer by name and social security number, to the IRS. This regulation also requires us to report certain suspicious activity, including any transaction that exceeds $5,000 that we know, suspect or have reason to believe involves funds from illegal activity or is designed to evade federal regulations or reporting requirements and to verify sources of funds. Substantial penalties can be imposed against us if we fail to comply with this regulation. If we fail to comply with these laws and regulations, the imposition of a substantial penalty could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Investment in our Securities

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX, AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his, her or their attorney.

You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Crowd Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities, and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

You will not have a vote or influence on the management of the Company.

All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, the current owners of the Company who own 20% or more of the Company's outstanding equity currently beneficially own up to 100% of the Company's equity. Subject to any fiduciary duties owed to our other owners or investors under New Jersey law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the members of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the members for a vote. The intermediary does not have any fiduciary duty to you to vote in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that

adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Affiliates of the Company, including officers, directors and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Form C include, but are not limited to, statements about:

- our future financial performance, including our revenue, cost of revenue, and operating expenses;
- our ability to maintain the quality and availability of our product(s);
- our ability to increase the number of paid customers;
- our ability to achieve widespread adoption;
- our ability to effectively manage our growth and future expenses;
- our ability to maintain our network of partners;
- our ability to enhance or improve our product(s) to respond to new technologies and requirements;
- our estimated market opportunity;
- the future benefits to be derived from potential third-party partnerships or integrations;
- our ability to maintain, protect, and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;
- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; and

- our ability to successfully defend litigation brought against us.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form C.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form C primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled "Risk Factors" and elsewhere in this Form C. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form C. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Form C relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form C to reflect events or circumstances after the date of this Form C or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form C, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

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MARKET & INDUSTRY DATA

This Form C contains statistical data and estimates that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Risk Factors."

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THE COMPANY

Business & Anticipated Business Plan

*Purchasers are encouraged to review **Exhibit B** carefully to learn more about the business of the Company, its industry, and its future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.*

Green Alchemy was founded in January 2019 to establish a cannabis manufacturing facility in New Jersey. Following the legalization of adult-use cannabis in the state in February 2021, the company submitted its conditional application for a Class 2 cannabis manufacturer license in December 2021. This license allows the holder to legally process, manufacture, and package cannabis items in New Jersey, but it does not permit direct sales to consumers. Instead, it authorizes the sale and optional transportation of cannabis products to manufacturers, wholesalers, and retailers within the industry. This *conditional* application was approved in April 2022, allowing Green Alchemy to move forward with its plans to set up a cannabis manufacturing facility. In December 2022, the company identified a compliant property in South River, NJ, to house its manufacturing facility. By May 2023, Green Alchemy had obtained municipal support and final zoning approval from the New Jersey Cannabis Regulatory Commission. With the zoning approval, the company was able to apply to convert its conditional license to an annual license. The conversion to an annual license was granted in February 2024, allowing the company to fully establish its operations. However, this Class 2 manufacturing license approval is contingent upon Green Alchemy completing the necessary construction or preparation of its facility, requesting a final onsite assessment, and passing that inspection. Only after the New Jersey Cannabis Regulatory Commission confirms that the company complies with all regulations will the official annual license be issued, allowing Green Alchemy to engage in cannabis activities.

Green Alchemy's mission is to deliver premium-grade cannabis products, including prerolls, vape cartridges, disposables, topicals, and edibles. As a non-plant-touching manufacturer, the company plans to process and package raw materials provided by its customers, offering high-quality finished products ready for distribution. Green Alchemy also plans to offer both white-label and private-label manufacturing services tailored to the needs of cannabis cultivators and retailers, initially focusing on edibles, cartridges, and disposable vapes. Green Alchemy intends to initially partner with brands in New Jersey, with plans to serve larger out-of-state brands once the facility forms proven operational capabilities. The company's product rollout will be phased to allow for efficient, cost-effective, and compliant entry into the market, with specific offerings determined on a case-by-case basis in collaboration with each partner.

Phase 1: Gummies and Vape Cartridges (Q1 2025)
- Focuses on gummies and vape cartridges due to lower production complexity and equipment costs.
- These products require less specialized equipment and labor.

Phase 2: Chocolate and Disposables (2025)
- Introduces chocolates, which have a higher learning curve due to tempering and infusion complexities.
- Disposable vapes are included.
- This phase aims to establish a comprehensive product lineup.

Phase 3: Baked Goods and Expanded Offerings (2026)
- Involves the production of baked goods and additional products, requiring more specialized equipment and training.
- The introduction of phase 3 is planned to occur once the facility is optimized for peak performance in production and distribution.
- Allows for a stable foundation with proven operational capabilities and regulatory compliance.

Green Alchemy operates in a competitive cannabis market dominated by large national players like Green Thumb Industries (GTI) and Kiva Confections, which have extensive market reach and significant resources. GTI, with its widespread operations across 14 markets and Kiva, known for its high-quality, precisely dosed edibles, represent formidable competition. On a more local scale, Green Alchemy faces competition from New Jersey-based companies such as Lily Extracts, and Inclusion Gourmet, which offer specialized products catering to regional preferences. To compete effectively, Green Alchemy plans to differentiate itself through its focus on high-quality manufacturing, strategic partnerships, and a commitment to local community engagement. By leveraging its unique positioning and maintaining strict quality control, Green Alchemy aims to carve out a distinct niche within this crowded marketplace.

Intellectual Property

The company does not currently hold any intellectual property.

Directors & Officers

Name	Board Service	Company Position(s)	Principal Occupation(s)	Business Experience
Tara Sargente	Member of the Board of Directors for the New Jersey CannaBusiness Association December 2018 - Present	Founder and Chief Executive Officer	Founder and Chief Executive Officer @ Green Alchemy Navigate extensive licensing process in NJ for a cannabis manufacturing license, design and develop new cannabis products, oversee design and layout of manufacturing facility, source equipment and materials for production of cannabis products. --- Founder and Chief Executive Officer @ Tara Misu LLC dba Blazin' Bakery, dba Luna Verde Oversee entire supply chain, create partnerships and drive sales, oversee product rollout, create and execute marketing strategies, represent the brand at events.	Founder and Chief Executive Officer @ Green Alchemy January 2019 – Present South River, NJ --- Founder and Chief Executive Officer @ Tara Misu LLC dba Blazin' Bakery, dba Luna Verde 2009 – Present South River, NJ

Legal Matters

Covered Persons

Covered Persons are:

- directors, officers, general partners or managing members of the Company;
- beneficial owners of 20 percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
- promoters connected with the issuer in any capacity at the time of the Offering;
- persons that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the Offering; and
- general partners, directors, officers, or managing members of any such solicitor.

Governmental/Regulatory Approval and Compliance

The Company is subject to U.S. laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services, safety, and other areas. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Green Alchemy, like other businesses in the cannabis industry, faces significant risks due to the current legal status of cannabis under federal law. Although cannabis has been legalized in various states for medical and recreational use, it remains a Schedule I controlled substance under the Controlled Substances Act of 1970. This means that federal law still prohibits the possession, use, and cultivation of cannabis, and these activities are punishable by severe penalties, including imprisonment and fines. If the federal government were to enforce these laws strictly, it could severely impact Green Alchemy's ability to operate, as well as the ability of its customers to conduct their businesses.

The uncertainty surrounding federal enforcement is further complicated by the rescission of the Cole Memo in 2018, which previously provided some protection for state-legal cannabis businesses by deeming federal prosecution of these businesses a low priority. Without this guidance, there is an increased risk that the Department of Justice may pursue legal action against cannabis businesses, including those that are fully compliant with state laws. Additionally, financial transactions related to cannabis can potentially trigger federal money laundering statutes and other financial crimes, making it difficult for Green Alchemy and its customers to access banking services. This creates operational challenges, as the company may struggle to manage financial transactions, leading to increased costs and security concerns.

Moreover, litigation risks exist from states that do not legalize cannabis but are affected by neighboring states' legalization. These states may attempt to overturn cannabis laws in states where it is legal, citing the Supremacy Clause and claiming that such laws lead to increased marijuana trafficking into states where it remains illegal. Successful legal actions against states with legalized cannabis could have severe repercussions for Green Alchemy, potentially forcing the company to alter its operations or cease them altogether.

Lastly, Green Alchemy must comply with federal regulations related to cash transactions, such as the Bank Secrecy Act. This act requires the company to report large cash transactions and suspicious activities, which adds another layer of compliance and operational complexity. Failure to comply with these regulations could result in substantial penalties, further complicating the company's ability to operate effectively in an already challenging regulatory environment.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company, any predecessor entity of the Company, any entity under common control with the Company, or against any Covered Person of the Company.

Bad Actor Disclosure

"Bad actor" disqualifications include criminal convictions, court injunctions and restraining orders, final orders of state and federal regulators, SEC disciplinary orders, SEC cease-and-desist orders, SEC stop orders, suspension from a self-regulatory organization, and US Postal Service false representation orders.

None of the Company, any predecessor entity of the Company, any entity under common control with the company, or any Covered Person of the Company is subject to any bad actor disqualification under any relevant U.S. securities laws.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New Jersey law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Please also see the "ANNUAL REPORT DISCLOSURE INFORMATION" within this Form C and the financial statements attached hereto as Exhibit A. The financial statements are an important part of this Form C and should be reviewed in their entirety.

Results of Operations

Green Alchemy has focused its initial years on fulfilling the regulatory prerequisites necessary to obtain a Class 2 Manufacturing license, including zoning approval and identifying a compliant property. As a result of this strategic focus, the company has not generated any revenue from January 2022 through July 2024. The company's expenditures during this period primarily consisted of legal and professional fees, which were necessary to navigate the complex regulatory environment of the cannabis industry. Over 80% of the approximately $29,000 spent from 2022 to July 2024 was directed toward these legal and professional services.

The financial statements for the years ending December 31, 2022, and 2023, as reviewed by Tesseract Advisory Group LLC, reflect similar trends. In 2023, Green Alchemy reported a net loss of $20,086, primarily due to legal fees and other operating expenses related to setting up the business. The company has been funded by its founder, Tara Sargente, who contributed $16,516 in 2023 to cover these expenses. As of December 31, 2023, the company had minimal cash on hand ($530) and no outstanding debt. The financial statements indicate that Green Alchemy has not yet begun operations and has relied entirely on owner financing for funding its activities.

Material Changes and Trends

The financial trajectory in 2024 continues in line with the previous years, with the company not yet generating revenue and ongoing expenditures related to business development and regulatory compliance. The company incurred various operating expenses, including costs for conference attendance, graphic design for business plans, and minor branded merchandise, leading to a cumulative net loss of approximately $2,577.31 through July 2024. Green Alchemy anticipates that this trend will persist until the commencement of full operations, contingent upon receiving its final license and completing its facility buildout. As of July 2024, the company had minimal cash on hand ($129.5) and no outstanding debt.

Liquidity and Capital Resources

Green Alchemy has no additional sources of capital beyond the contributions from its founder and the anticipated proceeds from its crowdfunding campaign. The company's ability to continue as a going concern is dependent on successfully raising capital to fund the remaining expenses necessary to commence operations. The funds raised through this offering will be crucial for improving liquidity, completing the facility, and launching commercial operations. Without these funds, the company may face challenges in sustaining its current business activities and achieving operational status. The company does not currently have any lines of credit or other external sources of capital. As a result, the proceeds from the crowdfunding campaign and any future contributions by the founder are critical to the business's viability and ability to execute its business plan.

Capital Expenditures and Other Obligations

Green Alchemy anticipates several potential capital expenditures and obligations as it progresses toward full operational status. These include investments in manufacturing equipment necessary for processing and packaging cannabis products, such as extraction and filling equipment, as well as supplies for production and packaging. Additionally, the company expects to incur costs related to hiring and training employees, particularly in roles critical to operations, such as production technicians and administrative staff. Security is also a significant consideration, with potential expenditures for both physical security measures, like surveillance systems and secure storage facilities, and cybersecurity to protect sensitive data. While these expenditures are expected, the exact requirements will be finalized as the company approaches the launch of its manufacturing facility.

———————————————————————————————————

THE OFFERING

The Company is offering up to 600,000 in principal amount of Crowd Notes for up to $600,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 18th, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $600,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Silicon Valley Bank, a division of First Citizens Bank & Trust Company, until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company agrees to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay the Firm a banking administrative fee of $1,000 or thirty-five (35) basis points of the total amount raised, whichever is greater.

As compensation for the services provided hereunder by the Firm, Issuer shall pay to the Firm at the conclusion of the Offering a fee consisting of zero percent (0%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds at the time of closing. In addition, the Firm shall receive a number of Securities equal to zero percent (0%) of the Securities issued at the time of closing as compensation.

Stock, Warrants and Other Compensation

None.

Transfer Agent and Registrar

The Company will act as the transfer agent and registrar for the Securities.

_____

<center>**THE SECURITIES**</center>

We request that you review the Crowd Note and Subscription Agreement in conjunction with the following summary information.

See the "Company Securities Issued & Outstanding" section for details concerning our authorized capitalization.

<center>**Definitions**</center>

Crowd Note. A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but gets company membership interests at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument.

Discount   n/a

Interest Rate   n/a

Valuation Cap. $6 million

Major Investor. An investor who invests at least $25,000 in this Offering.

Qualified Equity Financing. The first sale (or series of related sales) by us of our preferred membership interests following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred membership interests in connection with such sale (or series of related sales).

Conversion Price. The lower of:

(A) the product of (1) one minus any applicable Discount, and (2) the price paid per unit for preferred ownership interests by the investors in the Qualified Equity Financing, or

(B) the quotient resulting from dividing (1) the Valuation Cap by (2) the total number of our units of membership interests that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange, or conversion of all securities exercisable or exchangeable for, or convertible into, our membership interests), immediately prior to the closing of the Qualified Equity Financing.

Conversion Units. Units of our preferred ownership interests that are issued in connection with the Qualified Equity Financing.

Shadow Series. A series of our preferred ownership interests that is identical in all respects to the units of preferred ownership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series members will grant their vote on any matter that is submitted to a vote or for the consent of the members of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series members will receive quarterly business updates from the company through the Intermediary's platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction. The:

(i) closing of the sale, transfer, or other disposition of all or substantially all of our assets,

(ii) consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of membership units of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the membership units of our company or the surviving or acquiring entity),

(iii) closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting units of our company (or the surviving or acquiring entity), or

(iv) initial public offering, liquidation, dissolution or winding up of our company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

Outstanding Principal. The price paid for the Crowd Note plus any unpaid accrued interest.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, then the specified event upon which the Crowd Note would convert into membership units of our company is a Qualified Equity Financing.

If you are not a Major Investor, then the Crowd Note will only convert into membership units of our company upon the earlier of (i) our company's election to convert your Crowd Note, or (ii) a Corporate Transaction that occurs after a Qualified Equity Financing.

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into a number of Conversion Units equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price.

The issuance of Conversion Units will be on the same terms and conditions applicable to the ownership interests sold in the Qualified Equity Financing. However, any investor who is not a Major Investor will receive a Shadow Series of preferred ownership interest upon conversion of such investor's Crowd Note.

Corporate Transaction and Corporate Transaction Payment

In the event of a Corporate Transaction, you will receive an amount equal to two times (2X) your Outstanding Principal. If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Outstanding Principal.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Outstanding Principal under the Crowd Notes into Conversion Units; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

Transfer Restrictions

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, daughter-in-law, son-in-law, sister-in-law, brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

No Voting Rights, No Shareholders Agreement, No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Units, shadow series members shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any member/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Other Material Terms

The Company does not have the right or the obligation to repurchase the Securities.

_____

USE OF PROCEEDS

Green Alchemy plans to use proceeds from the Offering to invest in essential extraction and manufacturing equipment, complete the facility buildout, and recruit and train key personnel. Additional funds will be allocated to procure raw ingredients and packaging materials, cover operating expenses, and support marketing efforts to promote the company's products and services.

The percentage allocated to each Company initiative may vary depending on proceeds raised.

	Aggregate Minimum Offering Amount	Aggregate Maximum Offering Amount
Total Proceeds	$ $25,000.00	$ $600,000.00
(Intermediary Fees)	$ 0.00	$ 0.00
(Escrow Fees)	$ (1,000.00)	$ 2,100.00
Net Proceeds	$ 24,000.000	$ 597,900.00

The information presented below is net of intermediary fees and escrow-related fees incurred in connection with the Offering and due in advance of the Offering's close. The Company has the discretion to alter how proceeds are used based on general economic conditions or a change in business needs.

Target Offering Amount Chart


Minimum
42%
58%
Extraction and Manufacturing Equipment
Facility Buildout

Maximum Offering Amount Chart


Maximum
4%
5%
12%
27%
7%
45%
Extraction and Manufacturing Equipment
Hiring and Training
Facility Buildout
Raw Ingredients and Packaging
Operating Capital
Sales and Marketing

Extraction and Manufacturing Equipment
Investment in essential equipment for ice water hash extraction, rosin pressing, candy depositing, freezing, baking, and product handling.

Hiring and Training
Recruitment and training of key personnel including an Operations Manager, Extraction Technicians, an Administrative Assistant, and a shared Security Guard.

Facility Buildout
Upgrading the facility with epoxy flooring, food-safe wall coatings, DEA cages, sinks, furnishings, and necessary supplies to ensure compliance and efficiency.

Raw Ingredients and Packaging
Procurement of cannabis flower and trim, distillate, food ingredients, and child-resistant packaging materials including tins, bags, and seals.

Operating Capital
Allocation for typical and unforeseen operating expenses to ensure smooth and uninterrupted operations.

Sales and Marketing
Investment in marketing efforts such as website development, social media campaigns, pop-up events, conventions, and other advertising activities.

CURRENT OWNERSHIP & CAPITAL STRUCTURE

Company Securities Issued & Outstanding

Security	**Amount Authorized**	**Amount Issued & Outstanding**	**Voting Rights**	**Other Rights or Terms**	**How this security may limit, dilute, or qualify securities issued in the Offering**	**Ownership Percentage (assume converted prior to Offering)**
Class A Membership Units	5,400,000	5,400,000	1 vote per unit for Managing Members only	No preferred returns Limitations on withdrawals and transfers No liability	The Securities will be diluted if/when the Company issues additional membership units.	100%

Principal Security Holders

As of the date hereof, the entire Company is owned by Tara Sargente.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below.

Name	Security	Number Held	Voting Power Prior to Offering
Tara Sargente	Class A Membership Units	5,400,000	100%

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Tara Sargente
(Signature)

Tara Sargente
(Name)

Founder and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tara Sargente
(Signature)

Tara Sargente
(Name)

Founder and Chief Executive Officer
(Title)

September 16th, 2024
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck

Financial Statements

Green Alchemy LLC

Financial Statements and Report

December 31, 2023 and 2022

Table of Contents



Independent Accountant's Review Report

To Management of:
Green Alchemy LLC

We have reviewed the accompanying financial statements of Green Alchemy LLC (the Company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements

for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Green Alchemy LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
July 8, 2024

Green Alchemy LLC
Balance Sheet (Unaudited)
As of December 31, 2023 and 2022

		2023		2022
Assets				
Current Assets				
Cash and cash equivalents	$	530	$	4,100
Total Current Assets		530		4,100
Total Assets		530		4,100
Liabilities & Members' Equity				
Liabilities		-		-
Current Liabilities		-		-
Accounts payable and accrued expenses		-		-
Total Current Liabilities		-		-
Total Liabilities		-		-
Members' Equity		530		4,100
Total Liabilities & Members' Equity	$	530	$	4,100

Green Alchemy LLC
Statement of Income (Unaudited)
For the years ended December 31, 2023 and 2022

		2023		2022
Operating Expenses				
Trade shows	$	1,467	$	-
Legal and other professional fees and services		15,929		1,400
Memberships and licenses		2,291		2,550
Web hosting		-		75
Charitable contributions and donations		-		100
Travel		250		-
Other administrative expense		149		-
Total Operating Expenses		20,086		4,125
Net Income (Loss)	$	(20,086)	$	(4,125)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Green Alchemy LLC
Statement of Changes in Members' Equity (Unaudited)
For the years ended December 31, 2023 and 2022

	Total Members' Equity
Balance at January 1, 2022	$ (6,775)
Net income (loss)	(4,125)
Owner contributions	15,000
Balance at December 31, 2022	4,100
Net income (loss)	(20,086)
Owner contributions	16,516
Balance at December 31, 2023	$ 530

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Green Alchemy LLC
Cash Flow Statement (Unaudited)
For the years ended December 31, 2023 and 2022

		2023		2022
Cash Flows				
Cash Flows From Operating Activities				
Net income (loss)	$	(20,086)	$	(4,125)
Net Cash Provided by (Used in) Operating Activities		(20,086)		(4,125)
Cash Flows from Financing Activities				
Owner contributions		16,516		-
Net Cash Provided by (Used in) Financing Activities		16,516		-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		(3,570)		(4,125)
Cash, cash equivalents, and restricted cash at beginning of year		4,100		8,225
Cash, Cash Equivalents, and Restricted Cash at End of Year	$	530	$	4,100

Notes to the Financial Statements

Green Alchemy LLC
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

1. Summary of significant accounting policies

 a. Nature of operations

 Green Alchemy LLC (the Company) is a New Jersey state-licensed cannabis manufacturing business dedicated to processing and producing a diverse range of high-quality cannabis products, encompassing edibles, vapes, prerolls, and topicals tailored to the evolving preferences of recreational users. Through unwavering dedication and diligence, Green Alchemy successfully secured a cannabis license granted by the NJ Cannabis Regulatory Commission. The company plans to sell and distribute its premium products to legal dispensaries statewide, ensuring widespread availability. Green Alchemy's product lineup showcases distinctive brands, including the founder's flagship Blazin' Bakery and the female-forward Luna Verde lines. Additionally, the company offers contract white-label and private-label services, catering to both established out-of-state brands and local aspiring entrepreneurs, thereby enhancing the diversity and accessibility of their product offerings.

 Green Alchemy's 2500 sq ft cannabis manufacturing facility, strategically situated on the third floor at 141-143 Russell Ave. South River, NJ 08882, benefits from its central crossroads location within the state, providing proximity to major highways for seamless and efficient deliveries. This strategic positioning enhances our presence in the heart of South River, a small town with progressive cannabis regulations and a rich manufacturing history. Green Alchemy has successfully fulfilled all municipal prerequisites, including garnering support from local leadership, securing zoning approval, and acquiring a compliant property—milestones that underscore our adept navigation of significant challenges.

 b. Basis of accounting

 The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

 c. Use of estimates

 The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

 d. Fair value measurements

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Green Alchemy LLC
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

e. Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

f. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

g. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. As of December 31, 2023 and 2022 all cash consisted of deposits held in business checking accounts in the

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Green Alchemy LLC
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

United States.

h. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

3. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has yet to begin generating revenue, has relied on owner financing for funding expenses and will require capital to begin full operations. Those factors and conditions create doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4. Related parties

The Company's founder, Tara Sargente, is associated with another company named Tara Misu LLC, doing business as Blazin' Bakery. The Blazin' Bakery and Luna Verde products to be manufactured at Green Alchemy, will utilize intellectual property (IP) licensed from Tara Misu LLC, which holds the associated trademarks. This arrangement is necessary due to the limitation on federal trademark approval for cannabis products. Tara Misu LLC operates as a non-plant touching business creating ancillary products that can be trademarked. The licensing of IP is currently provided without charge, although this arrangement may be subject to change in the future. The exclusive licensing agreement is applicable to Green Alchemy LLC in the state of New Jersey; however, it may also be extended to cannabis manufacturers in other states, countries, or territories for global product expansion. It is important to note that potential scenarios such as acquisition, merger, or other business arrangements are not planned for the foreseeable future but remain possibilities.

Green Alchemy LLC
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

5. Subsequent events

Management evaluated all activity of the Company through July 8, 2024 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

EXHIBIT B

Company Summary





Company: Green Alchemy

Market: Cannabis

Product: Cannabis Products

Company Highlights

- Green Alchemy is led by influential cannabis entrepreneur, Tara Misu, who brings 15 years of experience in cannabis marketing, distribution, and product formulation
- The New Jersey Cannabis Regulatory Commission awarded Green Alchemy with an annual Class 2 Cannabis Manufacturer license in February 2024
- The company anticipates receiving approval to commence operations after passing the final state inspection of its planned 2500 sq ft manufacturing facility, expected to be completed in early 2025
- Green Alchemy will serve as the exclusive producer of Blazin' Bakery products, a cannabis brand with a national presence since 2009, while also offering white-label and private-label services

WHY IT'S INTERESTING

Since the legalization of adult-use cannabis in New Jersey in February 2021,[i] New Jersey's (NJ) recreational cannabis market has experienced growth. Cannabis sales reached over $201 million in Q1 2024, marking a 38% increase from the same period in the prior year. Over this same period, licensed dispensaries expanded from 24 to 130, driven by rising consumer demand and advancing regulatory support.[ii] Green Alchemy, led by an experienced cannabis entrepreneur, Tara Sargente, known in the cannabis industry as "Tara Misu", aims to commence its operations in early 2025 to serve the growing number of cannabis businesses and consumers in NJ. Green Alchemy has already achieved several key milestones:

- Secured a Class 2 Cannabis Manufacturer license from the NJ Cannabis Regulatory Commission
- Obtained municipal support, zoning approval, and a binding LOI to lease a compliant property for its manufacturing facility
- Holds strategic partnerships with cannabis security provider Saphire Risk Advisory Group and anticipates extending its relationship with local cannabis product testing company Trichome Analytical

Pitch Deck

EXECUTIVE SNAPSHOT

Green Alchemy has signed a binding letter of intent (LOI) to lease a manufacturing facility in South River, New Jersey (NJ), a town on the verge of becoming a cannabis hub. The facility, expected to be operational by early 2025, anticipates being located alongside other established cannabis manufacturers and cultivators. Green Alchemy has been awarded an annual Class 2 Cannabis Manufacturer license and aims to receive final approval to commence operations after passing a final inspection of its planned facility by the New Jersey Cannabis Regulatory Commission, slated for early 2025. Aiding in the development and support of cannabis legalization in her state, Founder and Chief Executive Officer (CEO) Tara intends to leverage her extensive network in the



cannabis community and the New Jersey CannaBusiness Association, the state's first and largest cannabis trade organization where she served as Executive Director and is still a Member of the Board. This position allows her to potentially build cultivator partnerships to source premium material and develop a large dispensary distribution network in New Jersey.

PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below are subject to <u>Regulation CF investment limits.</u>

Green Alchemy is offering an array of goods and services across the following investment levels:

- **$600 - $749:** Social media shout-out and a Green Alchemy / Blazin' Bakery swag bag (Unlimited)
- **$750 - $999:** 3-month free membership to Green Alchemy's cannabis think tank coworking space AlchemX (25 available)
- **$1,000 - $1,499:** Invite to Green Alchemy's exclusive grand opening in early 2025 (25 available)
- **$1,500 - $1,999:** Private tour and sampling experience for you and a friend (25 available)
- **$2,000 - $2,499:** Be a guest on the "Trailblazin' with Tara Misu" Podcast - Investor Episode (10 available)
- **$2,500 - $4,999:** Tara Misu will speak at your cannabis event, no matter how big or small (open to NY, NJ, PA, DE, and CT residents only) (20 available)
- **$5,000 - $9,999:** Four tickets and a sponsorship to Green Alchemy's exclusive grand opening in early 2025 (10 available)
- **$10,000 - $49,999:** Product Collab - limited edition drop (10 available)
- **$50,000+**: Everything listed and a founder's plaque at the Green Alchemy facility (10 available)

COMPANY SUMMARY

Opportunity

The U.S. cannabis industry is witnessing steady growth, driven by increasing consumer acceptance and legislative advancements. As of 2024, adult-use cannabis is legal in 24 states, with 70% of Americans supporting legalization, a record high in public opinion. Additionally, half of Americans have tried cannabis, and 17% actively consume it, reflecting the broadening mainstream appeal of cannabis products.[iii] However, the industry faces challenges, including regulatory hurdles and barriers to entry for smaller entrepreneurs. In New Jersey, the market is particularly competitive, with strict zoning ordinances unique to each municipality and a limited number of licenses posing significant challenges for new entrants.[iv][v] After the legalization of adult-use cannabis in New Jersey in February 2021,[vi] it took almost a full year for New Jersey's Cannabis Regulatory Commission to approve licenses for seven medicinal marijuana operations to expand into the adult-use market and only granted 34 conditional licenses for individual cultivators and manufacturers, including one for Green Alchemy, to kick-start the state's recreational marijuana market.[vii]

With only 15 manufacturers in New Jersey as of February 2024, Green Alchemy is strategically positioned to capitalize on the state's rapidly expanding cannabis market.[viii] Planning to be located in South River, the company's facility will sit at the heart of a growing cannabis hub, where it anticipates sharing space with both a manufacturer and cultivator. This prime location may offer Green Alchemy the opportunity to forge key relationships with neighboring businesses, potentially securing preferred access to raw materials, reducing



transportation costs, and sharing operational expenses to lower overhead. Once production of its in-house brands reaches full capacity, Green Alchemy plans to further expand by offering white-label and private-label manufacturing services to both local and national brands, broadening its market reach.

Product

Overview

Green Alchemy plans to offer a diverse range of premium cannabis packaging products, including edibles, vape cartridges, topicals, and pre-rolls. As a state-licensed manufacturer, it anticipates processing raw materials into high-quality finished products, including exclusive production for Blazin' Bakery. Green Alchemy also plans to provide white-label and private-label services for both local and national brands.

THE CANNABIS SUPPLY CHAIN / EXPLAINED BY LIQUOR


CULTIVATOR
Grows the plant
= Farmer


MANUFACTURER
Turns plant into products
= Distillery


DISPENSARY
Sells products to consumers
= Liquor Store

Facility

In December 2022, Green Alchemy identified a compliant property in South River, NJ. The company's planned state-of-the-art 2,500 sq ft manufacturing facility is currently undergoing a complete renovation, including the integration of upgraded features such as a new freight elevator, newly installed HVAC and plumbing systems, advanced security features, food-safe floors, walls, and ceiling as well as a robust two-phase electric system. The building is strategically located centrally in the state to serve the New Jersey market and reduce delivery costs with operations expected to commence in early 2025. The facility is being designed for efficiency and scalability, aiming to procees up to 1,000 pounds of cannabis per month.







Formulations and Packaging

Green Alchemy will be dedicated to producing safe, effective, and compliant cannabis products through rigorous testing and natural ingredient sourcing. Employing a gold standard three-phase testing protocol, the process will begin with cultivators testing the cannabis for cannabinoid potency. Green Alchemy will then utilize solventless rosin extraction to release the plant's oils, and anticipates performing further testing for potency and yield in a planned partnership with Trichome Analytical. The final products will undergo a third round of testing to ensure accurate dosing before receiving a Certificate of Analysis and state-mandated labeling. All products will be packaged in child-resistant, shelf-stable containers, meeting New Jersey's safety regulations. Additionally, six- and twelve-month stability testing will ensure potency retention and product integrity. Green Alchemy will prioritize compliance with Cannabis Regulatory Commission standards while using Generally Recognized As Safe (GRAS) ingredients to ensure federal safety guidelines are met.

Detailed packaging and complete product lines are not currently disclosed, as some design concepts and recipes will be unique to Green Alchemy and its future customers. However, the following graphic depicts what the packaging may look like for its sister brand Blazin' Bakery's gummy, vape cart, disposable vape, and brownie products.



blazin' bakery
100 MG
THC GUMMIES
10 PIECES • 10 MG EACH
blazin'
blazin' BAKERY
blazin' bakery
40 MG
THC BROWNIE
4 PIECES • 10 MG EACH



MicroVentures

Use of Proceeds

Green Alchemy expects to use proceeds from this round towards the following categories:

- **Extraction and Manufacturing Equipment -** Investment in essential equipment for ice water hash extraction and post processing, rosin pressing, candy depositing, baking, and product handling.
- **Hiring and Training -** Recruitment and training of key personnel including an Operations Manager, Extraction Technicians, an Administrative Assistant, and a shared Security Guard.
- **Facility Buildout -** Upgrading the facility with epoxy flooring, food-safe wall coatings, DEA cage, sinks, furnishings, and necessary supplies to ensure compliance and efficiency.
- **Raw Ingredients and Packaging -** Procurement of cannabis flower and trim, distillate, food ingredients, and child-resistant packaging materials including tins, bags, and seals.
- **Operating Capital -** Allocation for typical and unforeseen operating expenses to help ensure smooth and uninterrupted operations.
- **Sales and Marketing -** Investment in marketing efforts such as website development, social media campaigns, pop-up events, conventions, and other advertising activities.

If Green Alchemy raises the $25K minimum, all net proceeds will be allocated towards extraction and manufacturing equipment and facility buildout. If the full $600K is raised, the net proceeds will be allocated as follows:



Maximum - $600K
5%
27%
7%
45%
12%
4%
Extraction and Manufacturing Equipment
Hiring and Training
Facility Buildout
Raw Ingredients and Packaging
Operating Capital
Sales and Marketing

Product Roadmap

Green Alchemy's product roadmap is strategically designed to allow for an efficient, and compliant entry into the cannabis market while managing costs and scaling operations. The plan features a phased rollout of products designed to progressively build market presence and operational expertise:



Phase 1: Gummies and Vape Cartridges (Q1 2025)
- Focuses on gummies and vape cartridges due to lower production complexity and equipment costs.
- These products require less specialized equipment and labor.
- An established market presence could facilitate a smoother approval process, making them ideal for quick deployment.

Phase 2: Chocolate and Disposables (2025)
- Introduces chocolates, which have a higher learning curve due to tempering and infusion complexities, offering a unique market opportunity.
- Disposable vapes are included.
- This phase aims to establish a comprehensive product lineup.

Phase 3: Baked Goods and Expanded Offerings (2026)
- Involves the production of baked goods and additional products, requiring more specialized equipment and training.
- The introduction of Phase 3 is planned to occur once the facility is optimized for peak performance in production and distribution.
- allows for a stable foundation with proven operational capabilities and regulatory compliance.

Business Model

Green Alchemy plans to primarily focus on producing its own Blazin' Brands portfolio through a strategic licensing deal with Tara Sargente's sister brands, Blazin' Bakery and Luna Verde, which produce hemp-derived cannabinoid products that do not require a license. In addition, Green Alchemy plans to generate revenue by offering white-label and private-label manufacturing services to both local and out-of-state cannabis brands, as well as retailers seeking store-branded product lines. Each partnership will be tailored to meet the specific needs of the client, with customized pricing and offerings. Initially, Green Alchemy plans to specialize in manufacturing cannabis edibles, cartridges, and disposable vapes.

USER TRACTION AND HISTORICAL FINANCIALS

Regulatory Milestones

Green Alchemy was founded in January 2019, strategically positioning itself to capitalize on the burgeoning New Jersey cannabis market. The company adapted to the legalization of cannabis in February 2021, navigating the complex regulatory landscape. By April 2022, Green Alchemy secured initial approval for its conditional application, solidifying its entry into the regulated market. The company has since achieved crucial milestones, including obtaining municipal support and final zoning approval in May 2023, underscoring the company's strong local backing and compliance with strict zoning regulations. These accomplishments facilitated the conversion of its conditional to a full annual license in February 2024.

Partnerships

Green Alchemy is poised to forge strategic partnerships with cultivators and retailers across New Jersey, guided by CEO Tara Misu's deep-rooted connections in the cannabis community. As a former Executive Director and current Board Member of the New Jersey Cannabusiness Association, Tara has built strong relationships with dispensary owners and cultivators, potentially giving the company a distinct advantage in sourcing premium products and securing retail partnerships. With handshake agreements already in place, Tara plans to formalize



these deals closer to launch, strategically timing commitments to ensure flexibility and avoid premature long-term obligations.

Green Alchemy anticipates extending its strategic partnership with Trichome Analytical, a woman-owned laboratory and the first to secure New Jersey's Adult Use testing license, to ensure its products adhere to the state-mandated regulatory standards. As a DEA-registered and ISO/IEC 17025:2017 accredited lab, Trichome Analytical provides comprehensive testing, covering cannabinoid and terpene profiles, mycotoxins, heavy metals, microbes, pesticides, and residual solvents, which will help Green Alchemy to confirm consumer safety and product quality. Additionally, Green Alchemy collaborates with Sapphire Risk Advisory Group, a trusted cannabis security leader, to design and implement robust security systems for its facility, ensuring safety and compliance.

 

Historical Financials

Green Alchemy has spent the last few years fulfilling municipal prerequisites for its Class 2 Manufacturing license, including zoning approval and acquiring a compliant property. This strategic focus on compliance and regulatory matters explains the absence of revenue during this period. The company's expenditures have primarily been related to legal and professional fees in its efforts to secure this license. From 2022 through July 2024, over 80% of its total expenditures of approximately $29,000 were related to legal and professional services.

As of July 2024, the company carries no outstanding debt and holds minimal cash reserves. However, founder Tara Misu has personally financed the business whenever necessary to support its operations to date.

INDUSTRY AND MARKET ANALYSIS

Cannabis Industry Overview

The cannabis industry has evolved from a niche market into a globally recognized and burgeoning sector. With increasing legalization across various regions, the global cannabis market is anticipating growth. According to a report by Precedence Research, the global legal marijuana market reached a size of $30.75 billion in 2023 and is expected to grow to $33.74 billion in 2024. It is projected to expand at a compound annual growth rate (CAGR) of 14.4% from 2023 to 2033, reaching approximately $113.26 billion by 2033. North America dominated the market, contributing over 70% of the market share in 2023.[ix]





Source: Towards Healthcare, Published February 2024

The cannabis industry continues to see growth and increasing consumer acceptance. According to a Gallup survey from 2023, half of Americans have tried cannabis, and 17% of Americans smoke marijuana. Notably, 79% of Americans live in a county with at least one dispensary selling cannabis for medical or recreational use, reflecting the growing accessibility of cannabis products in 2024.[x] Furthermore, the cannabis sector supports over 440,000 jobs, and cannabis sales are projected to add $115.2 billion to the U.S. economy in 2024. Additional 2024 marijuana industry statistics and data insights include:[xi]

- One in three women over 21 consume cannabis
- Adult-use cannabis is legal in 24 states as of January 2024
- Support for legalizing cannabis hit a record 70% in November 2023
- 440,445 full-time jobs supported by legal cannabis
- Cannabis tax revenue surpasses alcohol in nine states
- Average retail cannabis prices have dropped by 32% since 2021

Cannabis Extraction

According to Grand View Research, the global cannabis extraction market, valued at $3.5 billion in 2022, is projected to grow at a CAGR of 20.0% from 2023 to 2030. This growth is expected to be driven by increasing demand for cannabis extracts, such as oils and tinctures, alongside expanding legalization of cannabis for medical purposes across various regions. Cannabis extracts are being increasingly recognized by studies for their positive effects in treating chronic ailments, including arthritis, Alzheimer's, anxiety, and cancer, contributing to the market's expansion. Additionally, the trend towards decriminalization and legalization has reduced illicit market activities, further bolstering legal sales. The use of extracts in products like topicals and edibles is also on the rise, appealing both to medical and recreational users. Despite the anticipated growth, the market faces challenges such as stringent regulations, fluctuating prices, and slow legalization in certain regions.[xii]



Cannabis Sales in New Jersey

New Jersey's recreational cannabis market is experiencing growth, reflecting the increasing acceptance and demand for legal cannabis in the state. In Q1 2024, sales reached over $201 million, a 38% increase from the same period in the previous year, fueled by the expansion of licensed dispensaries from 24 to 130. The April 20th weekend set new sales records, totaling approximately $12.5 million. The New Jersey Cannabis Regulatory Commission credits this growth to consumer confidence in regulated products and anticipates continued market expansion as the industry evolves.[xiii]

Venture Financing

Green Alchemy operates in the Cannabis industry which received $805.13 million in venture capital investment across 232 deals in 2023. Although total funding fell year-over-year, the industry's median post-money valuation rose to an all-time high of $17.09 million in 2023. Other notable industry milestones from 2013 to 2023 include:

- $14.78 billion invested between 2013 and 2023 across a total of 2,972 deals
- Median deal sizes reached $1.1 million in 2023, down 36% from the all-time high in 2021
- Median pre-money valuations reached an all-time high of $14.36 million in 2023

Capital Invested and Deal Count in the Cannabis Industry, 2013 – 2023



Source: PitchBook Data, Inc.

COMPETITORS



Green Thumb Industries (OTCMKTS: GTBIF): Green Thumb Industries (GTI) is a national cannabis consumer packaged goods company and retailer. Founded in 2014, GTI produces and distributes a portfolio of branded cannabis products including flower, concentrates, edibles, and topicals. As of August 2024, the company operates across 14 markets with more than 95 dispensaries.[xiv] GTI has focused on expanding its presence in key markets through organic growth and strategic acquisitions. In 2023, the company generated $1.05 billion in revenue, up



3.65% year-over-year. In its most recent financial report, GTI generated $280.15 million in revenue for Q2 2024, reflecting an 11% increase year-over-year.[xv]



Kiva Confections: Kiva Confections is a California-based cannabis edibles company founded in 2010, specializing in creating high-quality, precisely dosed edibles. Known for its artisanal approach, Kiva offers a wide range of products including chocolate bars, gummies, mints, and other infused treats, all crafted with natural ingredients and tested for potency and consistency. Kiva's products are widely available in dispensaries across several states, and the company has earned a strong reputation for innovation and quality in the cannabis edibles market. According to Crunchbase, Kiva has raised $27.36 million over three rounds, with its most recent being a Debt round for $12.3 million in August 2019.[xvi]



Lily Extracts: Lily Extracts is a New Jersey-based company specializing in the production of premium cannabis extracts and concentrates. Founded with a focus on purity and consistency, Lily Extracts offers a range of products, including high-potency distillates, live resin, and vape cartridges. The company's extraction process utilizes techniques aimed at preserving the full spectrum of cannabinoids and terpenes, offering a rich and potent experience for consumers.



Inclusion Gourmet: Inclusion Gourmet is a New Jersey-based food company focused on producing high-quality cannabis-infused edibles. Specializing in premium chocolates, the company combines traditional chocolate-making techniques with carefully sourced cannabis. Its products incorporate alternative cannabinoids to offer benefits beyond typical edibles, aimed at both recreational and medicinal users. The company emphasizes consistency in taste, texture, and the therapeutic effects of cannabis.

LEADERSHIP

Tara Sargente "Tara Misu", Founder and Chief Executive Officer: Tara Misu is the Founder and Chief Executive Officer of Green Alchemy. Tara's expertise spans cannabis marketing, product design, and supply chain management, enriched by her work in the consumer-packaged goods industry. Tara has also been the Founder and Chief Executive Officer of Blazin' Brands since 2009. The company's portfolio has expanded over the years to encompass an array of alternative cannabinoid offerings, including her CBD pet line, Blazin' BARKery, and female-forward line Luna Verde. In 2014, Blazin' Bakery products graced the shelves of the prominent retailer, Spencer Gifts. In addition, Tara has contributed to shaping cannabis legislation, including New Jersey's 2019 Medical Marijuana Bill and the CREAMMA Act.[xvii] An influential voice in the industry, Tara frequently speaks at national conferences and independently offers consultancy services to aspiring cannabis entrepreneurs. She also hosts the podcast "Trailblazin' with Tara Misu," where she shares insights from her extensive network of industry leaders. Tara holds a Bachelor of Arts degree in Graphic Design from Rutgers University and completed a Cannabis Certification from Oaksterdam University.


Green Alchemy has not raised any previous funding.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $600,000
Valuation Cap: $6 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred membership interests (Conversion Units) at a price based on the lower of (A) the price per unit for Preferred Membership Interests by investors in the Qualified Equity Financing or (B) the price per unit paid on a $6 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Mycentraljersey: South River approves two cannabis manufacturing businesses, another proposed
NJ.com: Cannabis influencers: She's breaking the glass ceiling, blazing a trail
Let'sBeBluntWithMontel: Trailblazing in NJ Cannabis – TARA "Misu" SARGENTE
HeadyNJ: Tara Misu: Leading NJ Cannabis Advocate & Owner of Blazing' Bakery
GreenState: Woman seeks to revitalize hometown with cannabis edibles
NewJerseyMonitor: N.J.'s cannabis industry is booming, with more than 50 new dispensaries opening in 2023

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:



- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.nj.gov/governor/news/news/562021/20210222a.shtml

[ii] https://www.nj.gov/cannabis/news-events/20240502.shtml

[iii] https://flowhub.com/cannabis-industry-statistics

[iv] https://www.law.com/njlawjournal/2024/07/16/navigating-local-hurdles-challenges-facing-cannabis-applicants-in-new-jersey/?slreturn=20240709173241

[v] https://www.saiber.com/insights/publications/2022-07-08-bringing-it-all-back-home-cannabis-and-zoning

[vi] https://www.nj.gov/governor/news/news/562021/20210222a.shtml

[vii] https://financialregnews.com/late-license-approval-sets-new-jersey-on-smoother-path-to-adult-cannabis/

[viii] https://www.cbsnews.com/newyork/news/new-jersey-recreational-cannabis-dispensaries-milestone/



ix https://finance.yahoo.com/news/legal-marijuana-market-size-worth-161200904.html?guccounter=1&guce_referrer=aHR0cHM6Ly93d3cuZ29vZ2xlLmNvbS8&guce_referrer_sig=AQAA AAQRuhH7jkP8yU6PvNPjWLczhOMGULgMOvuGd4R0DdU2LuN88rM1Jkmdv_XlyUj9VpX7dsJdE5vuj0zCPVaJp2izJY P7s2hmPy8YBYwWgnj9atcoql029iR-DQ3DOn1dVldPNRiqnYtfqFQ59z_DzYxcfzqEK5uy57dtC2cMIy1z

x https://www.pewresearch.org/short-reads/2024/02/29/most-americans-now-live-in-a-legal-marijuana-state-and-most-have-at-least-one-dispensary-in-their-county/

xi https://flowhub.com/cannabis-industry-statistics

xii https://www.grandviewresearch.com/industry-analysis/cannabis-extract-market

xiii https://www.nj.gov/cannabis/news-events/20240502.shtml

xiv https://www.gtigrows.com/

xv https://www.google.com/finance/quote/GTBIF:OTCMKTS?sa=X&sqi=2&ved=2ahUKEwiQ-MGQyfKHAxUMF1kFHZnfAm8Q3ecFegQINxAf

xvi https://www.cbinsights.com/company/kiva-confections/financials

xvii https://www.insidernj.com/nj-medical-cannabis-patients-renew-calls-home-delivery/

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Green Alchemy LLC
15 1st St.
South River, New Jersey 08882

Ladies and Gentlemen:

The undersigned understands that Green Alchemy LLC, a limited liability company organized under the laws of New Jersey (the "Company"), is offering up to $600,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated September 16th, 2024 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on October 18th, 2024 or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Silicon Valley Bank, a division of First-Citizens Bank & Trust Company (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow

Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of New Jersey, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The

undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of the Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof

which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

    a) General Rule.

    Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    b) Appeal of Award.

    Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    c) Effect of Award.

    Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

    d) No Class Action Claims.

    NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Green Alchemy 15 1st St. South River, New Jersey 08882 Attention: Tara Sargente
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Green Alchemy LLC
By_____ Name: Title:

EXHIBIT D

Crowd Note

Green Alchemy LLC

CROWD NOTE

FOR VALUE RECEIVED, Green Alchemy LLC, a New Jersey limited liability company (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $6 million.

The "**Offering Deadline**" is October 18th, 2024

1. Definitions.

a. "**Conversion Units**" shall mean with respect to a conversion pursuant to Section 2, units of the Company's preferred ownership interests issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per unit for preferred ownership interests by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of ownership interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the ownership interests of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one

transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting ownership interests of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of outstanding units of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for units, (ii) exercise of all outstanding options and warrants to purchase units, and, in the case of Section 1(b), (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $600,000.00 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred ownership interests following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred ownership interests in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean units of a series of the Company's preferred ownership interests that are identical in all respects to the units of preferred ownership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

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i. Shadow Series members shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy; and

ii. Shadow Series members shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Units pursuant to the following:

i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Units upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Units prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

i. The issuance of Conversion Units pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the membership interests sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive units of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

A. Converting to preferred ownership interests. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of units of preferred ownership interests of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

B. Obtaining the Corporate Transaction Payment.

ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Units pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Units.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Units; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Units issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and members necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Equity**. The Conversion Units, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent,

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enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any units of Conversion Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of New Jersey

as applied to other instruments made by New Jersey residents to be performed entirely within the state of New Jersey, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Units may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Units issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred membership interests sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may

cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck





Cannabis Product Manufacturer

Company Overview | Q3 2024

Legal Disclaimer

Any statements in this document related to our company, including expectations, beliefs, plans, goals, assumptions, or future events, are forward-looking statements and not historical facts. These forward-looking statements are subject to various risks and uncertainties that could cause actual performance and results to differ significantly from what is anticipated.

As of the publication date of this document, these forward-looking statements reflect our current views and judgments. We advise you not to place undue reliance on these statements as they are speculative and subject to change. Being a startup, some images and concepts presented here are illustrative and may not represent final outcomes.

Our company, management, and affiliates have no obligation to update or revise any forward-looking statements to reflect changes or events after the publication of this document.

Please see the end of this presentation for important risk disclosure information.



Company Overview

Green Alchemy is a state licensed product manufacturer in New Jersey, that will specialize in innovative lifestyle products for the cannabis industry.



- **Licensing Achievement**
  Awarded a Class 2 Manufacturing License by the NJ Cannabis Regulatory Commission

- **Established Brand Recognition**
  Blazin' Bakery® is a sister company with NJ brand recognition and an existing sales channel poised to distribute Green Alchemy products

- **Strategic Partnerships**
  Personal relationships with growers and dispensary owners may create a steady supply of high-quality raw materials and a statewide presence

Green Alchemy Founder/CEO

- 15 years of NJ-based cannabis business operational experience

- 2022 NJ.com Woman-owned Cannabis Business of the Year nominee

- Founder of NJ's 1st edibles company, Blazin' Bakery, with sales at the prominent retailer Spencer Gifts

- Contributed to shaping cannabis legislation, including *Jake Honig's Compassionate Use Medical Cannabis Act* and *CREAMMA - New Jersey Cannabis Regulatory, Enforcement Assistance, and Marketplace Modernization Act*

- Board of Directors - New Jersey CannaBusiness Association NJ's "Cannabis Chamber of Commerce"

- National conference / keynote speaker

- NJ cannabis power player lists including NJ.com's *21 People and Places to Watch in the N.J. Cannabis Space in 2021*

- Independent NJ cannabis consultant



Small Footprint, Big Impact





- **Efficient Use of Space**

  Green Alchemy plans to operate within a **2,500 sq ft** industrial space, neighboring multiple cultivation operations

- **Operational Partnerships**

  Aims to ensure product quality through comprehensive testing and strengthen facility security with advanced systems for full compliance

- **Potential Expansion**

  An additional **1,750 sq ft** of adjoining space may be available for future expansion, allowing for scalable growth and increased production capacity

Milestones & Timeline


JAN 2019
Company Founded
JAN 2021
NJ Cannabis Legalization Passes
DEC 2021
Submitted Conditional Application
State Applications Released
APR 2022
Conditional Application Approval
DEC 2022
Identified Compliant Property
MAY 2023
Municipal Resolution of Support & Final Zoning Approval
Submitted Conversion Application
AUG 2023
Assigned State Investigator
FEB 2024
Final Application Approval
FALL 2024
Final Building Approval*
EARLY 2025
Facility Opens*
Final State Inspection*

* Timeline is Estimated

What is a Cannabis Manufacturer?

To parallel cannabis and alcohol, a cannabis manufacturer would be Budweiser or Jack Daniels.

THE CANNABIS SUPPLY CHAIN / EXPLAINED BY LIQUOR



CULTIVATOR

Grows the plant

= Farmer



MANUFACTURER

Turns plant into products

= Distillery



DISPENSARY

Sells products to consumers

= Liquor Store

Green Alchemy Products


blazin' bakery
MG
THC BROWNIE
PIECES • MG EACH
NOT SAFE FOR KIDS
blazin' bakery
100 MG
THC GUMMIES
10 PIECES • 10 MG EACH
NOT SAFE FOR KIDS
blazin'
BAKERY

- **Regulatory Compliance**
  Green Alchemy's debut product offerings will adhere to NJ CRC regulations, aiming to ensure safe and legal consumption.

- **Diverse Future Product Offerings**
  - Baked Goods: Sister brand's Blazin' Brownie®
  - Vape Cartridges: High-quality, targeted formulas
  - Disposables: Convenient, ready-to-use
  - Gummies: Delicious, precisely dosed and natural
  - Chocolate: Gourmet cannabis-infused chocolates
  - Beverage Add-ins: Versatile, easy-to-dose mixers

- **White Label and Private Label Production**
  Green Alchemy plans to partner with both large, out-of-state brands and diverse local entrepreneurs, offering a portfolio of white-label and private-label products.

Processing Growth

- **Cannabis CPGs Represent Tremendous Potential**
  CPG products are projected to account for a growing share of total cannabis sales, driven by increasing consumer demand for convenience and variety[1]

- **Manufacturers Thrive**
  With increasing competition and oversupply in cultivation driving down costs, product manufacturers have a strategic advantage by leveraging branding, innovation, and consumer-focused products[2,3]

- **Brand Loyalty**
  Cannabis consumers are willing to pay more for products with exclusive, creative, and reusable packaging[4]

- **Higher Profit Margins**
  Profit margins for infused products and concentrates in the cannabis sector typically hover around 32%[5]

Processed products accounted for 89.8% of ALL SALES in Arizona in April 2021[6]



APRIL 2021

US Cannabis Market Growth

- The U.S. Cannabis industry is booming due to the increasing adoption of cannabis for medical and recreational use

- The U.S. cannabis market size was estimated at $33.60 billion in 2023 and is projected to grow at a CAGR of 12.10% from 2024 to 2030[7]



Market Opportunity - NJ Cannabis

"New Jersey's recreational cannabis market is poised to become one of the largest on the East Coast with annual sales projected to top $2 billion within a few years.

... industry officials are concerned about whether supply will be adequate to meet demand — at least in the early stages."[8]





Early to Market = Competitive Advantage

Risk Disclosures

Investment Risk

Investing in our company involves significant risk and is only suitable for individuals with a high tolerance for risk and the ability to withstand a complete loss of investment. Prospective investors should only commit capital if they are prepared to lose their entire investment. There are no guarantees of return on capital or profit from this investment.

Investors must have the financial capacity and willingness to accept the inherent risks associated with private placement investments, including the potential for total loss and lack of liquidity. The securities offered will not have a public market, and securities laws will impose restrictions on transferring these securities. Transfers will require company consent.

The information contained herein should not be considered as investment, tax, or legal advice, nor as an offer to buy or sell securities of the company. Investors should make decisions based on the offering statement and accompanying documents. This investment may not be suitable for all investors.



Risk Disclosures Continued

Company Risk

The industry in which our company operates is highly competitive, and we may face challenges in competing effectively with other businesses. The company is exposed to several significant risks that could adversely affect its value and the value of its securities. These risks may include, but are not limited to:

Rapidly Changing Market Dynamics: The company faces challenges from rapidly evolving consumer preferences and market trends, which may impact its ability to stay competitive.

Market Acceptance Challenges: Difficulties in expanding and maintaining market acceptance for our products and services could affect growth and profitability.

Access to International Markets: Inability to enter and comply with international markets' local laws and regulations poses a risk to global expansion efforts.

Growth Projections and Management: The company may struggle to achieve management's growth projections, maintain historical growth rates, or effectively manage rapid growth.

Marketing and Partnership Limitations: Challenges in developing and maintaining successful marketing relationships, affiliations, joint ventures, and partnerships may hinder growth and market penetration.

Industry and Technological Changes: Keeping pace with rapid industry, technological, and market changes is essential, and failure to do so could negatively impact our products and services.

Technological Disruptions: The company may experience technological issues, including widespread outages and disruptions in internet and mobile commerce.



Risk Disclosures Continued

Customer Claims and Complaints: Potential costs and business disruptions may arise from customer complaints or claims regarding our technology.

Data Security and Privacy: Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws could lead to regulatory issues.

Infrastructure and Performance Issues: Performance issues may arise from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions, or capacity constraints due to technical failures, cyberattacks, security vulnerabilities, natural disasters, or fraud.

Intellectual Property Risks: Inability to adequately secure and protect intellectual property rights and potential claims and litigation for infringement of intellectual property and other alleged legal violations.

Legal and Regulatory Compliance: Difficulties in complying with applicable laws and regulations, along with potential costs and disruptions if the company faces claims or litigation for noncompliance. Changes in laws and regulations could also materially affect the company's business.

Liability and Labor Risks: Liability risks and labor costs could jeopardize the company's operations, along with challenges in hiring or retaining key management and a qualified workforce.

Capital Requirements: The company may require substantial additional capital to support operations, finance expansion, or maintain a competitive position.

Equity and Valuation Risks: Issuing additional equity securities could dilute existing shareholders. The company may also face significant declines in equity value, particularly surrounding an IPO or other liquidity events.



Risk Disclosures Continued

Economic Conditions: Market Volatility: Economic downturns or instability can impact consumer spending and affect the company's performance. Changes in interest rates, inflation, and economic policies can also influence business operations.

Competitive Risks: New entrants into the market may increase competition, potentially affecting market share and profitability. Intense price competition may force the company to lower prices, impacting margins.

Environmental and Sustainability Risks: Changes in environmental laws and regulations could increase operational costs or require changes in processes. Failure to adopt sustainable practices may affect brand reputation and customer loyalty, especially as consumers become more environmentally conscious.

Supply Chain and Operational Risks: The company may face risks related to supplier reliability and quality, impacting production schedules and product quality. Challenges in logistics and distribution could affect the company's ability to deliver products efficiently, impacting customer satisfaction. Disruptions in the supply chain could impact the company's ability to produce and deliver products effectively.

Technological and Innovation Risks: Innovation Challenges: Inability to innovate and adapt to new technologies may hinder the company's growth and competitive edge. Increasing cyber threats pose a risk to data security and privacy, potentially leading to financial loss and reputational damage.

Reputation and Brand Risks: Reputation Damage: Negative publicity or brand perception can impact customer trust and loyalty, affecting sales and market position. Quality control issues leading to product recalls could harm the company's reputation and financial performance.

Regulatory and Political Risks: Political Changes: Changes in political leadership or policies can impact regulatory environments, affecting business operations. International Relations: Geopolitical tensions may affect the company's ability to operate or expand in certain regions.



THANK YOU!



SOURCES

[1] https://bdsa.com/the-rise-of-legal-cannabis-as-a-consumer-packaged-good/

[2] https://www.newcannabisventures.com/how-the-cannabis-industry-is-embracing-the-cpg-model/

[3]https://cwcbexpo.com/nys-farmer-oversupply/

[4] https://www.cannabisbusinesstimes.com/news/report-finds-consumers-will-pay-more-for-cannabis-in-exclusive-creative-reusable-packaging/

[5] https://mjbizdaily.com/chart-week-profit-margins-infused-products-can-sky-high/

[6] https://www.cannabisbusinesstimes.com/article/sales-trends-arizona-adult-use-cannabis-market/

[7] https://www.grandviewresearch.com/industry-analysis/us-cannabis-market

[8] https://mjbizdaily.com/new-jersey-prepares-to-launch-2-billion-recreational-cannabis-market/